UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


(Check One)

          [_] Form 10-K [_] Form 10-KSB [_] Form 20-F [_] Form 11-K [_] Form
          10-Q [X] Form 10-QSB [_] Form N-SAR

For Period Ended:   March 31, 2006


                           [_] Transition Report on Form 10-K
                           [_] Transition Report on Form 20-F
                           [_] Transition Report on Form 11-K
                           [_] Transition Report on Form 10-Q
                           [_] Transition Report on Form N-SAR

For the Transition Period Ended:

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -



NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.



- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

                        PART I - REGISTRANT INFORMATION

                              Goldtech Mining Corp.
 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                             Full Name of Registrant

                                       N/A
 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                            Former Name if Applicable

               Dalian Dong Tai Industrial Waste Treatment Co., Ltd
                             No. 1 Huaihe West Road
                                   E-T-D-Zone
 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
            Address of Principal Executive Office (Street and Number)

                   Dalian, People's Republic of China, 116600
 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                            City, State and Zip Code


                       Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semiannual report, or transition report on Form 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, N-CSR or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The registrant is in the process of preparing and reviewing the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant fiscal quarter, as well as the completion of the required review of the Company's financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original date.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    John C. Leo                            212-232-0120
    --------------------------------------------------------------------
    (Name)                               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

    [X] Yes     [_] No


(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [_] Yes     [X] No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                              Goldtech Mining Corp.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 15, 2006        By:  /s/ John Leo
      -------------        ---------------------
                                  John Leo
                                 Secretary